================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


                          THRIFT PLAN FOR EMPLOYEES OF
                                   CONOCO INC.
                            (FULL TITLE OF THE PLAN)


                                   CONOCO INC.
                          600 NORTH DAIRY ASHFORD ROAD
                                HOUSTON, TX 77079
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


================================================================================

                                      INDEX
                                      -----


                                                                         Page(s)
                                                                         -------
Report of Independent Accountants ........................................    4


Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits, as of December 31, 1999 and 1998  .....................    5

     Statement of Changes in Net Assets Available
         for Plan Benefits, for the Year Ended
         December 31, 1999 ...............................................    6

     Notes to the Financial Statements ................................... 7-17


Supplemental Schedule:

     Schedule I:  Schedule of Assets Held for Investment
         Purposes at December 31, 1999 ...................................18-20


                                    EXHIBITS
                                    --------


     Exhibit
     Number                       Description
     -------                      -----------
        23               Consent of Independent Accountants                  21


--------------------

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                         Thrift Plan for Employees of
                                         Conoco Inc.

                                         May 31, 2000:





                                         By
                                         --------------------------------------
                                                        Steve Theede
                                             Vice President of Human Resources

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of Conoco Inc.


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
May 30, 2000

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1998 and 1999

                             (Dollars in Thousands)


                                                            Total All Funds
                                                       -------------------------


                                                          1998           1999
                                                       ----------     ----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   Equity ........................................     $  708,034     $  887,577

   Mutual Funds ..................................        397,411        597,240

   Common/Collective Trusts ......................        206,757        224,418

   Short-Term Investments and Cash ...............         33,424         40,337

   Loans to participants principal balance .......         35,727         33,765
                                                       ----------     ----------
                                                        1,381,353      1,783,337
Investments, at contract value
   Stable Value Fund .............................      1,691,162      1,714,845
                                                       ----------     ----------
       Total Investments .........................      3,072,515      3,498,182

Receivables due from Conoco Inc. .................          6,475          6,105
                                                       ----------     ----------
Net Assets Available for Plan Benefits ...........     $3,078,990     $3,504,287
                                                       ==========     ==========


------------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                             (Dollars in Thousands)



                                                                  Total All Funds
                                                                  ---------------


                                                                        1999
                                                                    -----------
Investment income
   Interest ...............................................         $   121,688
   Dividends ..............................................              66,041
   Net appreciation in fair value of
     investments ..........................................             402,644
                                                                    -----------
     Total investment income ..............................             590,373

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied of $2) ...................              25,242
   Participants ...........................................              44,791
   Rollovers ..............................................              70,982
                                                                    -----------
                                                                        731,388
                                                                    -----------
Withdrawals ...............................................            (293,600)

Affiliated company transfers (out) ........................             (12,491)
                                                                    -----------
                                                                       (306,091)
                                                                    -----------
Net increase ..............................................             425,297

Net assets available for plan benefits:
   Beginning of year ......................................           3,078,990
                                                                    -----------
   End of year ............................................         $ 3,504,287
                                                                    ===========

--------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE THRIFT PLAN:

         The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

         The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"), which became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (DuPont) in 1981. On August 7, 1999, Conoco Inc. became a fully independent company through an exchange offer in which DuPont stockholders were given an opportunity to exchange DuPont common stock for Conoco Class B common stock at a ratio of 1:2.95. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code").

         The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees or regular, part-time employees; are eligible to participate in the Plan.

         Effective January 1, 1999 a separate savings plan, the Thrift Plan for Retail Employees of Conoco Inc. (the "Retail Plan") was created for Conoco retail employees. Retail employees eligible to participate in the Retail Plan are not eligible to participate in the Plan.

         An eligible participant may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants' monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's monthly basic deposits. Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants are currently eligible to make cash lump sum supplemental deposits.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         A participant with less than five years of participation credit or service who withdraws any basic deposits will forfeit a portion of related Company contributions in accordance with the specific Plan provisions. Company contributions will be suspended for six months if a vested participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or basic deposits or Company contributions contributed during the last 24 months. Employee deposits and matching Company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal.

         Any vested participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in April following the year in which a former participant reaches age 70-1/2.

         Participants may borrow up to one-half of their nonforfeitable account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans that have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

ADMINISTRATION

         The designated trustee of all the funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks, and other investment organizations, to provide a stable rate of return to the Stable Value Fund.

         Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Stable Value Fund, DuPont Common Stock Fund, Conoco Class A Common Stock Fund, Conoco Class B Common Stock Fund, Merrill Lynch Mutual and Index Funds, Asset Allocation Portfolios, and Mutual Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All administrative expenses not specified in the preceding sentence

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


shall be paid out of rebates of record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such rebates or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all participants in the Plan who have an employee account balance greater than zero on an allocation date designated by the Plan Administrator. The balance of any administrative expenses not paid as described above, shall be paid ratably by the Company and its affiliated companies participating in the Plan.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

INVESTMENT FUNDS

         The following investment funds have been established for the investment of employee deposits and Company contributions. Effective August 6, 1999, purchases of DuPont common stock and Conoco Class A common stock are not allowed with either fund transfers, future deposits, contributions or income, including dividends. However, participants are able to purchase Conoco Class B common stock which was added as an investment option to the Plan on August 16, 1999. The holders of Class A common stock and Class B common stock generally have identical rights, except that the holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to five votes per share on matters to be voted on by stockholders. The investment funds are described below:

Stable Value Fund
-----------------

Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide for a predetermined or stable rate of return and are held at contract value.

DuPont Common Stock Fund
------------------------

Common Stock of E. I. du Pont de Nemours and Company.

Conoco Class A Common Stock Fund
--------------------------------

Class A Common Stock of the Company.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Conoco Class B Common Stock Fund
--------------------------------

Class B Common Stock of the Company.

Loan Fund
---------

Participant loans - amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------

A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification.
Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk.
Merrill Lynch Basic Value Fund - seeks capital appreciation and income. Merrill Lynch Growth A - seeks growth of capital and income.

Index Funds:

Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of the Russell 2000 Index.
Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far East) Index.
Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

Mutual Funds
------------

In addition to the four Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

AIM Constellation A - seeks aggressive capital growth.
AIM Value A - seeks long-term capital growth.
Fidelity Fund - seeks long-term capital growth.
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Fidelity Growth & Income - seeks high total return.
Fidelity Low-Priced Stock - seeks capital appreciation.
Fidelity Magellan Fund - seeks capital appreciation.
Franklin Balance Sheet Investment - seeks high total return.
Franklin Custody Growth I - seeks capital appreciation.
Franklin Small Cap Growth I - seeks long-term capital growth.
Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.
Janus Enterprise - seeks long-term growth of capital.
Janus Mercury - seeks long-term growth of capital.
MFS Research A - seeks long-term growth of capital and future income.
MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income.
Templeton Foreign I - seeks long-term growth of capital.
Templeton Growth I - seeks long-term growth of capital.

Asset Allocation Portfolios
---------------------------

Four Asset Allocation Portfolios are offered as investment options for balancing risk and return:

3-Way Asset Allocation Portfolio - seeks long-term return while controlling risk.
Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.
Moderate Asset Allocation Portfolio - seeks moderate risk and return. Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

         The Conservative, Moderate and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. These three asset allocation portfolios have as their components the Stable Value Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Stable Value Fund or the other Merrill Lynch options varies depending on the risk.

         Participants may allocate their employee deposits and matching Company contributions and may reallocate the amounts in their accounts among all funds, except the DuPont Common Stock Fund, Conoco Class A Common Stock Fund, and Loan Fund, at their discretion.

         Affiliated company transfers in(out) represent the net movement of participant account balances among the Plan and other defined contribution benefit plans of affiliated companies and the Retail Plan.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


RECEIVABLES

         Receivables are comprised of employee deposits of $3,165 and $3,776, Company contributions of $2,147 and $2,119, and loan repayments of $1,163 and $1,035, which are amounts due as of December 31, 1998 and 1999, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

         The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Stable Value Fund, which is stated at contract value. The Stable Value Fund guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost that approximates fair value. DuPont common stock, Conoco Class A common stock, and Conoco Class B common stock are valued at their quoted market prices at year-end.

         The purchase of shares of Conoco Class B common stock may be made in the open market or from the Company if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from the Company.

         Effective August 7, 1999 dividends from all stock funds are invested according to the participants' most recent investment direction. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund, Conoco Class A Common Stock Fund and Conoco Class B Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         Certain prior-year amounts have been reclassified to conform with current-year amounts. Reclassification required by Statement of Position 99-3 eliminates the by-fund disclosures previously required by the American Institute of Certified Public Accountants (AICPA) practice bulletin 12, regarding the reporting of separate investment fund option information of defined contribution plans.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - STABLE VALUE FUND

         Effective January 1, 1999 the Fixed Income Fund was renamed the Stable Value Fund. The Stable Value Fund option provided by the Plan is also available to participants in the Retail Plan, sponsored by Conoco Inc., the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), sponsored by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany, and Sentinel Transportation Company Thrift Plan (the "Sentinel Plan") sponsored by Sentinel Transportation Company, a wholly-owned subsidiary of DuPont. Prior to April 1, 1999, the investments in these funds by participants in the Plan and Retail, Consol and Sentinel Plans were commingled for investment purposes; however, the four Plans' assets were accounted for separately by the trustee. Effective April 1, 1999, the assets of the Stable Value Fund were split due to DuPont's sale of the majority of its remaining interest in Consol. A separate portfolio, comprised of the same Stable Value investments that were held in the former Conoco/Retail/Consol/Sentinel Stable Value Fund, was established for the Conoco/Retail Stable Value Fund.

         The Stable Value Fund consists of guaranteed investment contracts
(GICs), separate account GICs (SAGICs), and synthetic guaranteed investment contracts (SYNs).

         The crediting interest rates ranged from 5.78% to 9.96% and 5.58% to 9.89% for the years ended December 31, 1998 and 1999, respectively. The fund's blended rate of return for the year was 7.47% in 1998 and 7.02% in 1999.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         The crediting rates for most SAGIC and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

         The contract values, which approximate the fair values, of investment contracts as of December 31, 1998 and 1999 are as follows:

                                                            Contract Value
                                                        12/31/98       12/31/99
                                                       ----------     ----------
Guaranteed Investment Contracts                        $  129,741     $   25,697
Separate Account Guaranteed Investment Contracts          364,651        456,530
Synthetic Guaranteed Investment Contracts               1,202,829      1,240,157
                                                       ----------     ----------
                                                       $1,697,221     $1,722,384
                                                       ==========     ==========

The total contract values of $1,697,221 and $1,722,384 at December 31, 1998 and 1999 include direct participant investments of $1,691,162 and $1,714,845 and investments of $6,059 and $7,539 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

         The contract values of synthetic guaranteed investment contracts include ($45,564) and $38,835 at December 31, 1998 and 1999 related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.


NOTE 4 - INVESTMENTS

         The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         Net appreciation for the year ended December 31, 1999 is as follows:

Investments                                 Net Appreciation
-----------                                 ----------------
Equity                                          $274,595
Mutual Funds                                      94,032
Common/Collective Trusts                          34,017
                                                --------

Total Net Appreciation                          $402,644
                                                ========

         The following individual investments represent more than 5% of the net assets available for plan benefits as of December 31, 1998 and 1999:

                                                      Current Value   Current Value
                                                         12/31/98       12/31/99
                                                      -------------   -------------
DuPont Common Stock Fund                                $676,304        $667,682
Fidelity Magellan Fund                                   180,762         217,083
Deutsche Bank (5.85%, SYN)                               156,806 (a)     141,056 (a)
Prudential Insurance Co. (8.58%, SAGIC)                  265,081         185,086

(a) - includes wrapper value


NOTE 5 - INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                       1998             1999
                                                   -----------      -----------
Net assets available for plan benefits per
     the financial statements                      $ 3,078,990      $ 3,504,287
Less:  Amounts allocated to withdrawing
     participants                                       (1,193)            (493)
                                                   -----------      -----------
Net assets available for plan benefits per
     the Form 5500:                                $ 3,077,797      $ 3,503,794
                                                   ===========      ===========

         The following is a reconciliation of plan benefits paid to participants per the financial statements to the Form 5500:

                                                          Year Ended December 31,
                                                           1998           1999
                                                         ---------      ---------
Plan benefits paid to participants per the
     financial statements                                $ 259,794      $ 293,600
Add:  Amounts allocated to withdrawing
     participants at December 31, 1998 and 1999              1,193            493
Less:  Amounts allocated to withdrawing
     participants at December 31, 1997 and 1998               (115)        (1,193)
                                                         ---------      ---------

Plan benefits paid to participants per the Form 5500     $ 260,872      $ 292,900
                                                         =========      =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for plan benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


NOTE 7 - RELATED PARTY TRANSACTION

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


NOTE 8 - SUBSEQUENT EVENTS

         Effective March 1, 2000, the Company shall make a monthly contribution to the Trustee of 1 percent and at its discretion, an additional monthly contribution of up to 5 percent of the monthly compensation in the month preceding the month in which such contribution is made of all employees eligible to participate in the Plan in the month preceding the month in which the contribution is made. The percentage of the discretionary contribution shall be set once a year and remain in effect for twelve consecutive months. These monthly contributions shall be made to the Conoco Class B Common Stock Fund.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999

                             (Dollars in Thousands)

                     Description                           Current Value
                     -----------                           -------------
Aetna Life Insurance Co. - 9.89%, 6/1/00 (GIC) ........     $   13,249
John Hancock - 6.01%, 12/31/99 (SAGIC) ................         53,976
Metropolitan Life Insurance Co. - 7.37%, No
         Maturity Date (SAGIC)  .......................        107,074
Prudential Insurance Co. - 8.58%, 7/1/01 (SAGIC) ......        185,086
Travelers Insurance Co. - 9.66%, 6/1/00 (GIC)  ........         12,448
Trans America - 7.00%, 12/31/00 (SAGIC)  ..............        110,394
                                                            ----------
                                                               482,227
                                                            ----------
Aetna Life Insurance Co. - 6.61%, No Maturity Date
         (SYN), DuPont Pension Fund Investment ........        145,710
Bankers Trust Co. - 5.94%, 12/01/02 (SYN),
         Brundage, Story and Rose .....................        108,388
Bankers Trust Co. - 7.38%, No Maturity Date (SYN),
         Pacific Investment Management Co. ............         89,205
CDC Capital Inc. - 6.95%, 10/1/02 (SYN), CDC
         Capital Inc. .................................         86,658
Citibank - 7.42%, 8/31/01 (SYN), Merrill Lynch
         Institutional Fund Management ................         29,132
Deutsche Bank - 5.58%, No Maturity Date (SYN),
         Pacific Investment Management Co. ............        137,261
Deutsche Bank - 6.68%, No Maturity Date (SYN),
         Wellington Trust Co. .........................        116,874
J. P. Morgan - 5.76%, No Maturity Date (SYN),
         Western Asset Management Co. .................        115,044
Peoples Security Life - 6.52%, No Maturity Date
         (SYN), J. P. Morgan Investment Management ....         98,153
Providian Capital Management - 6.96%, 1/1/04 (SYN),
         Loomis Sayles & Co. ..........................        142,405
Union Bank of Switzerland - 6.72%, No Maturity Date
         (SYN), Aeltus Investment Management ..........        132,492
Net Wrapper Value .....................................         38,835
                                                            ----------
                                                             1,240,157
                                                            ----------


-----------------------

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999

                                   (Continued)

                             (Dollars in Thousands)

                           Description                              Current Value
                           -----------                              -------------
                  Total GIC, SAGIC and SYN (a) ..................      1,722,384
                  Less: Stable Value Contracts held by
                           Asset Allocation Portfolios (b)  .....         (7,539)
                                                                      ----------
                                                                       1,714,845
                                                                      ----------

*  Conoco Class A Common Stock Fund .............................         46,785
*  Conoco Class B Common Stock Fund .............................        173,110
*  DuPont Common Stock Fund .....................................        667,682
*  Aggressive Asset Allocation Portfolio (b)  ...................          1,840
*  Conservative Asset Allocation Portfolio (b)  .................          4,452
*  Moderate Asset Allocation Portfolio (b)  .....................          8,159
   Barclays 3-Way Asset Allocation Fund .........................         72,180
*  Merrill Lynch Small Company Stock Index Tier 2 ...............          5,299
*  Merrill Lynch Equity Index Tier 6  ...........................        126,486
*  Merrill Lynch International Stock Index Tier 2 ...............          6,002
   Fidelity Low-Priced Stock ....................................          8,992
   Franklin Small Cap Growth I ..................................         23,024
   Janus Enterprise .............................................         46,793
   Janus Mercury ................................................        106,682
   Hotchkis & Wiley International ...............................         10,549
   MFS Total Return A ...........................................          1,657
*  Merrill Lynch Global Holdings ................................         17,158
   Templeton Growth I ...........................................          5,256
   AIM Value A ..................................................         17,735
   Fidelity Growth & Income .....................................         26,763
*  Merrill Lynch Growth A .......................................          4,828

--------------------

*        Party in interest to the Plan.

(a)      GIC = Guaranteed Investment Contract; SAGIC = Separate Account GIC;
               SYN = Synthetic Guaranteed Investment GIC

(b)      The Conservative, Moderate and Aggressive Asset Allocation Portfolios
               hold investments in Stable Value Fund Contracts of $3,110, $4,063 and $366, respectively, totaling $7,539.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999

                                   (Continued)

                             (Dollars in Thousands)

                      Description                          Current Value
                      -----------                          -------------
   AIM Equity Constellation A .........................          4,579
   Franklin Balance Sheet Investment ..................          3,358
   Templeton Foreign I ................................         11,246
   Fidelity Magellan Fund .............................        217,083
   Fidelity Fund ......................................         22,420
   Fidelity Equity-Income .............................          7,952
   Franklin Custody Growth I ..........................          2,002
   MFS Research A .....................................          5,114
*  Merrill Lynch Capital Fund A .......................         22,538
*  Merrill Lynch Basic Value Fund A ...................         31,511
   Loan Fund (7.50% - 8.50%)  .........................         33,765
   Short Term Investments and Cash, Merrill Lynch
         Trust Company of America .....................         40,337
                                                            ----------
                  Total Investment Portfolio                $3,498,182
                                                            ==========



--------------------

*        Party in interest to the Plan.

                                  EXHIBIT INDEX




EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  23        Consent of Independent Accountants